Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to Registration Statement (Form S-3 No. 333-272509) and related base prospectus and sales agreement prospectus of NGM Biopharmaceuticals, Inc. for the registration of up to $300,000,000 of its common stock, preferred stock, debt securities and warrants to purchase common stock, preferred stock and/or debt securities, either individually or in units of a combination thereof, and to the incorporation by reference therein of our reports dated February 28, 2023, with respect to the consolidated financial statements of NGM Biopharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of NGM Biopharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California
August 4, 2023